Exhibit 99.2

U.S. Department	1200 New Jersey Avenue, S.E.
of Transportation	Washington, D.C. 20590
Maritime
Administration
(202) 366-5320
May 29, 2009
Constantine Papavizas, Esq.
Winston & Strawn LLP
1700 K Street, NW
Washington, DC 20006-3817
Dear Mr. Papavizas:
This is in response to your letter of May 21, 2009, addressed to Mr. Pixa and copying me, in which you requested confirmation that the actions contemplated in Kistefos AS’s (“Kistefos”) Definitive Proxy will not diminish the Jones Act eligibility of Trico Marine Services, Inc. (“Trico”).
As you know, Kistefos has contracted with two “independent U.S. citizen proxies” (“Independent Proxies”) to collect blue Kistefos proxy cards and vote according to the instructions of each stockholder who completes a Kistefos proxy card. The Kistefos proxy card includes instructions to the Independent Proxies to vote in favor of the following Kistefos proposals:
•	To adopt a resolution increasing the size of the Board of Directors to nine (Proposal 3);

•	To amend Trico’s Bylaws to increase the quorum necessary for the transaction of business by the Board to seven, provided that at least six of the Directors are U.S. citizens (Proposal 4);

•	To adopt a resolution removing Per Staehr, a current Director of Trico, without cause (Proposal 5);

•	To amend the Bylaws to provide that two or more stockholders holding at least 15% of the outstanding shares of Trico may call a special meeting of stockholders (Proposal 6);

•	To adopt a resolution repealing any provision of the Bylaws adopted since December 15, 2008, other than any amendments approved by the stockholders on or before the 2009 Annual Meeting (Proposal 7);

•	To adopt a resolution requesting that the Board take the necessary steps to declassify the Board and provide that all Directors have a one-year term of office (Proposal 8);

•	If Proposals 3, 4, and 5 are adopted, to elect Age Korsvold and Christen Sveaas to fill the vacancies created by adoption of Proposal 3; and

•	To amend the Bylaws to provide that a person shall be ineligible to serve as a director if such a person fails to receive the number of votes required to be elected.
Kistefos’s proxy card also seeks authority for the Independent Proxies to vote for the following proposals of Trico at the 2009 Annual Meeting:
•	To elect the candidate nominated by Trico for reelection to the Board as a Class II director, other than Joseph Compofelice as to whom Kistefos is seeking authority for the U.S. citizen proxies to withhold voting shares;

•	To ratify the selection of PriceWaterhouseCoopers LLC as Trico’s independent registered public accounting firm for the fiscal year ending December 31, 2009; and

•	If Proposal 5 is adopted, to elect the candidate nominated by Trico to fill the vacancy created on the Board caused by the removal of Per Staehr.
By our April 3, 2009 letter to counsel for Kistefos, we advised that Kistefos”s proposals for expanding Trico’s Board to nine directors, two of whom will be non-citizens, and changing the quorum requirement to seven complies with 46 U.S.C. § 50501(b)(3) because the two non-citizen directors would constitute a minority of the number necessary to constitute a seven-director quorum. With regard to the fact that the two non- citizen directors proposed by Kistefos are closely associated with Kistefos, we noted that such an association would not necessarily violate 46 U.S.C. § 50501(d), which prohibits non-citizen corporate interest in excess of 25 percent. However, we advised counsel for Kistefos that without satisfactory evidence of the overall non-citizen ownership of Trico, we could not conclude that the level of non-citizen corporate interest is indeed limited to no more than 25 percent in accordance with Section 50501(d).
We note that should a Kistefos nominee be elected to Trico’s Board, he would be ineligible to serve as an acting Chairman of the Board, by whatever title, in the absence or disability of Trico’s Chairman without violating 46 U.S.C. § 50501(b). Under 46 U.S.C. § 50501(b), a corporation is deemed a citizen of the United States only if its chief executive officer, by whatever title, and chairman of its board of directors are citizens of the United States.
We have reviewed the Independent Proxy Agreement between Kistefos and the two U.S. citizens who will vote according to the Kistefos proxy card. In general, it provides that the Independent Proxies will act according to the instructions of the stockholders who deliver Kistefos proxy cards to them. The Independent Proxies warrant that they are U.S. citizens and unaffiliated with Kistefos. Kistefos will pay the U.S. citizen proxies a flat fee for their services, and will indemnify them against claims arising under and relating to the 2009 Annual Meeting. I have orally advised counsel for Kistefos that we would not consider the proposed independent proxy arrangement to be a violation of the Jones Act, to the extent the duties of the Independent Proxies are ministerial.

However, we do have a concern with the provision of the Kistefos proxy card which instructs the Independent Proxies to “vote in their discretion, to transact such other business as may properly come before the 2009 Annual [Trico] Meeting . . . .” We have no assurance that the U.S. citizen proxies will not look to Kistefos for direction. Their agreement with Kistefos, after all, is the reason these U.S. citizen proxies will be present at the 2009 Annual Meeting.
You have also raised a concern that the Independent Proxies have the right to vote incomplete but signed proxy cards in favor of Kistefos’s agenda. The Kistefos proxy card provides in bold, uppercase lettering “if you validly execute and return this proxy card without indicating your vote on one or more of the proposals set forth on the proxy card, the independent proxies will vote your shares for such proposal(s).” We consider this statement to grant non-discretionary authority to the Independent Proxies to vote for Kistefos’s proposals due a shareholder’s return of an incomplete proxy card. A shareholder returning the Kistefos proxy card is on notice that failure to check off an instruction will result in an affirmative vote for a Kistefos proposal. We conclude, therefore, that this provision of the Kistefos proxy card is not impermissible under the Jones Act.
While Kistefos’s proposals, if adopted in their entirety, may comply with the Jones Act, we have identified at least one possible outcome of the voting at the Annual Meeting that could present problems regarding Trico’s Jones Act eligibility. If Kistefos’s proposal to increase the quorum requirement to seven is adopted, Messrs. Korsvold and Sveaas are elected, and the current non-U.S. citizen, Mr. Staehr, is removed without being replaced by a Trico nominee, then Kistefos’s non-U.S. citizen nominees would constitute two of eight directors. In that circumstance, Kistefos would have the ability to exercise negative control over Trico since Kistefos’s nominees would be necessary to form a Board quorum and the Kistefos nominees could prevent the Board from acting by not attending a Board meeting.
We intend to advise counsel for Kistefos by copy of this letter of our concerns about these matters that may put Trico’s Jones Act eligibility at risk.
Sincerely,
/s/ Murray A. Bloom
Murray A. Bloom Citizenship Approval Officer

cc:	Stuart S. Dye, Esq. Nancy Hengen, Esq. Holland & Knight LLP 2099 Pennsylvania Ave., N.W. Ste. 100 Washington, DC 20006-6801